Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hooker Furniture Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-128942) on Form S-8 of Hooker Furniture Corporation and subsidiaries of our reports dated April 13, 2011, with respect to the consolidated balance sheets of Hooker Furniture Corporation as of January 30, 2011 and January 31, 2010, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended January 30, 2011, and the effectiveness of internal control over financial reporting as of January 30, 2011, which reports appear in the January 30, 2011 annual report on Form 10-K of Hooker Furniture Corporation.

Charlotte, North Carolina
April 13, 2011